Roan Resources, Inc.

14701 Hertz Quail Springs Pkwy

Oklahoma City, OK 73134

May 3, 2019

Division of Corporation Finance Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Roan Resources, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on April 18, 2019
File No. 333-227953

Ladies and Gentlemen:

Set forth below are the responses of Roan Resources, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2019, with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-227953, filed with the Commission on April 18, 2019 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 2 to Registration Statement on Form S-1 unless otherwise specified. Concurrently with the submission of this letter, we are filing Amendment No. 3 to the Registration Statement on From S-1 (“Amendment No. 3”) via EDGAR.

Form S-1/A filed April 18, 2019

Executive Compensation

Elements of Compensation

Annual Bonuses, page 108

1.

We note your new disclosure on page 108 describing annual bonuses awarded “in light of our operating performance during the 2018 Fiscal Year.” Please revise to discuss generally the aspects of your fiscal 2018 operating performance that were considered in awarding these bonuses. Refer to Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 108 of Amendment No. 3.

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Securities and Exchange Commission

May 3, 2019

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

ROAN RESOURCES, INC.

By:	/s/ David Edwards
Name:	David Edwards
Title:	Chief Financial Officer

Enclosures

cc:	D. Alan Beck, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.